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                                                                   EXHIBIT 99.17


Michael D. Braun (167416)
Patrice L. Bishop (182256)
STULL, STULL & BRODY
10940 Wilshire Boulevard
Suite 2300
Los Angeles, CA  90024
(310) 209-2468

Jules Brody
STULL, STULL & BRODY
6 East 45th Street
New York, NY  10017
(212) 687-7230

Kevin J. Yourman (147259)
WEISS & YOURMAN
10940 Wilshire Boulevard
24th Floor
Los Angeles, CA  90024
(310) 208-2800

Attorneys for Plaintiff


                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                      IN AND FOR THE COUNTY OF SANTA CLARA


JONATHAN REX, on Behalf of Himself and All     )
Others Similarly Situated,                     )   CASE NO.
                                               )
                           Plaintiff,          )   CLASS ACTION
                                               )
                    v.                         )   COMPLAINT FOR BREACH OF
                                               )   FIDUCIARY DUTIES AND
KING OWYANG, EVERETT ARNDT, LORI LIPCAMAN,     )   SELF-DEALING
MICHAEL ROSENBERG, MARK SEGALL, GLYNDWR        )
SMITH, VISHAY INTERTECHNOLOGY, INC. FELIX      )
ZANDMAN, AVI D. EDEN, GERALD PAUL, RICHARD     )   DEMAND FOR TRIAL BY JURY
N. GRUBB, ROBERT A. FREECE, ELIYAHU HURVITZ,   )
EDWARD B. SHILS, LUELLA B. SLANDER, MARK I.    )
SOLOMON, JEAN-CLAUDE-TINE and DOES 1           )
through 100, Inclusive,                        )
                            Defendants.        )
                                               )
                                               )
                                               )
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Plaintiff, by his attorneys, alleges as follows:

                             JURISDICTION AND VENUE

         1. This Court has jurisdiction over all causes of action asserted herein pursuant to the California Constitution, Article VI, Section 10, because this case is a cause not given by statute to other trial courts.

         2. Plaintiff Jonathan Rex is a resident of the State of California and shareholder of Siliconix Inc. Siliconix Inc. ("Siliconix" or the "Company") is a citizen of California as it has its principal place of business located at 2201 Laurelwood Road, Santa, Clara, California 95054. This action is not removable.

         3. Venue is proper in this Court because Siliconix has its principal place of business in this County. The conduct at issue took place and had an effect in this County.

                                    PARTIES

         4. Plaintiff Jonathan Rex ("Rex") is a resident of the State of California and stockholder of Siliconix.

         5. Defendant King Owyang ("Owyang") is, and at all times herein relevant has been, President, Chief Executive Officer, Director, and Executive Vice President, Technology and Silicon Division, of the Company.

         6. Defendant Everett Arndt ("Arndt") is, and at all times herein has been, a Director of the Company. Arndt is also the Operations Administrative President for North America of defendant Vishay Intertechnology, Inc. ("Vishay").

         7. Defendant Lori Lipcaman ("Lipcaman") is, and at all times herein relevant has been, a Director of the Company. Lipcaman is also Operations Senior Vice President and Controller of defendant Vishay.



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         8.       Defendant Michael Rosenberg ("Rosenberg") is, and at all times herein relevant has been, a Director of the Company. Rosenberg is also an independent consultant to defendant Vishay.

         9. Defendant Mark Segall ("Segall") is, and at all times herein relevant has been, a Director of the Company.

         10. Defendant Glyndwr Smith ("Smith") is, and at all times herein relevant has been, a Director of the Company. Smith is also Assistant to the Chief Executive Officer and Senior Vice President, Marketing Intelligence of defendant Vishay.

         11. The defendants named in paragraphs 5-10 are sometimes collectively referred to herein as the "Siliconix Defendants."

         12. Defendant Vishay is the largest U.S. and European manufacturer of passive electronic components and a major producer of discrete semiconductors, infrared communication devices, and power and analog switching integrated circuits. Vishay owns 80.4% of the outstanding shares of Siliconix. Vishay is a Delaware corporation with its principal place of business located at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120.

         13. Defendant Felix Zandman ("Zandman") is, and at all times herein relevant has been, a Chairman of the Board of Directors and Chief Executive Office of defendant Vishay.

         14. Defendant Avi D. Eden ("Eden") is, and at all times herein relevant has been, a Vice Chairman of the Board of Directors and Executive Vice President of defendant Vishay.

         15. Defendant Gerald Paul ("Paul") is, and at all times herein relevant has been, President and a Director of defendant Vishay.

         16. Defendant Richard N. Grubb ("Grubb") is, and at all times herein relevant has been an Executive Vice President and Director of defendant Vishay.



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         17.      Defendant Robert A. Freece ("Freece") is, and at all times herein relevant has been, a Senior Vice President and Director of defendant Vishay.

         18. Defendant Eliyahu Hurvitz ("Hurvitz") is, and at all times herein relevant has been, a Director of defendant Vishay.

         19. Defendant Edward B. Shils ("Shils") is, and at all times herein relevant has been, a Director of defendant Vishay.

         20. Defendant Luella B. Slaner ("Slaner") is, and at all times herein relevant has been, a Director of defendant Vishay.

         21. Defendant Mark I. Solomon ("Solomon") is, and at all times herein relevant has been, a Director of defendant Vishay.

         22. Defendant Jean-Claude Tine ("Tine") is, and at all times herein relevant has been, a Director of defendant Vishay.

         23. The defendants named in paragraphs 13-22 are sometimes collectively referred to herein as the "Vishay Defendants."

         24. Defendants Vishay, as the majority shareholder of Siliconix, the Siliconix Defendants, as officers and/or directors of Siliconix, and the Vishay Defendants, as officers and/or directors of Vishay, have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of Siliconix and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor. Further, defendants have aided and abetted each other in their breaches of fiduciary duties.

         25. The true names and capacities of defendants sued herein under California Code of Civil Procedure Section 474 as Does 1 through 100, inclusive, are presently not known to plaintiff, who therefore sue these defendants by such fictitious names. Plaintiff will seek to amend this


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Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

         26. By virtue of their positions as directors and/or officers of Siliconix and/or Vishay, Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Siliconix to engage in the practices complained of herein.

         27. Each defendant herein is sued individually as a conspirator and aider and abettor, and the liability of each arises from the fact that each engaged in and/or aided and abetted all or part of the unlawful acts, plans or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

         28. Plaintiff brings this action pursuant to Section 382 of the California Code of Civil Procedure on his own behalf and as a class action on behalf of all holders of Siliconix common stock, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

         29. This action is properly maintainable as a class action because:

                  (a) The class is so numerous that joinder of all members is impracticable. there are over 29 million shares of Siliconix stock issued and outstanding. The shares trade on the Nasdaq National Market under the ticker symbol "SILI", and thousands of Siliconix stockholders of record are located throughout the United States;

                  (b) There are questions of law and fact which are common to the Class, including whether the defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of Siliconix's minority stockholders and whether plaintiff and


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other members of the Class would be irreparably damaged if the defendants are not enjoined in the manner described below;

                  (c) The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the class as a whole;

                  (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

                  (e) Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

         30. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                      DEFENDANTS BREACH OF FIDUCIARY DUTY

         31. Siliconix is a leading manufacturer of components for computers, cell phones, fixed communications networks, automobiles and other electronic systems.

         32. On March 22, 2000, Vishay announced its proposed purchase of all outstanding shares of Siliconix not already owned by Vishay for either $28.82 per share in cash or in exchange for Vishay shares at a rate to be determined at a later date. If the finalized offer is a tax-free exchange of Vishay shares for Siliconix shares, the value per share of Siliconix in the exchange offer would be less than the cash price. Vishay communicated the proposal in a letter to the Siliconix Board of Directors. Vishay further stated that if it holds at least 90% of the


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outstanding Siliconix shares following completion of the offer, Vishay may effect a short-form merger of Siliconix with a Vishay subsidiary.

         33. On February 6, 2001, Siliconix announced that net income for the year ended December 31, 2000 was a record $107.6 million, or $3.60 per share, an increase of 63% received in 1999. Net sales in 2000 were a record
473.1 million, a 23% increase over the sales for 1999. Further, Siliconix's unaudited Consolidated Balance Sheets for the year ended December 31, 2000, stated the Company had assets of over $134 million in cash and cash equivalents.

         34. Siliconix closed at $25 1/16 on February 22, 2001. By mid-day on February 23, 2001, Siliconix was up to 30 3/4. Just fifteen trading days prior to Vishay's proposal announcement, on January 31, 2001, Siliconix closed at $30 7/8. Five trading days prior to Vishay's proposal announcement, on February 15, 2001, Vishay closed at $28 11/16.

         35. Vishay's proposed offer of $28.82 in cash per share, or less if a tax-free exchange, does not take in account the current value of Siliconix's stock, its liquid assets, net income, and net sales, and fails to offer Siliconix minority shareholders any premium on their shares.

         36. By reason of each of the Defendants' positions with Siliconix and Vishay, Defendants are in possession of non-public information concerning the financial conditions and prospects of both companies and are duty-bound to maximize the shareholder value of the minority shareholders. The Defendants have clear and material conflicts of interest and their primary reason for effecting the buyout is to better the interest of Vishay and/or themselves at the expense of Siliconix's public shareholders. In fact, defendants Arndt, Lipcaman, Rosenberg and Smith are each directors of Siliconix and officers and/or employees of defendant Vishay.



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         37.      Each of the Board members identified herein have irremediable conflicts of interest and cannot be expected to act in the best interest of Siliconix's minority public stockholders in connection with this proposed buyout.

         38.      Defendants aided and abetted each other by, inter alia:

                  (a) using confidential proprietary corporate information to analyze and prepare their takeover plan;

                  (b) attempting to acquire the Company for less than fair value;

                  (c) planning the transaction to take advantage of the lack of full disclosure of all material facts to the Company's shareholders, including making false and misleading statements as alleged herein; and

                  (d) attempting to lock-out other potential bidders by timing and structuring the transaction in a manner to make other bids more difficult and unlikely to occur.

         39. The proposed buyout is wrongful, unfair and harmful to Siliconix's minority public stockholders, and represents an effort by the defendants to aggrandize their own financial positions and interests at the expense of and to the detriment of class members. The buyout is an attempt to deny plaintiff and the other members of the Class the true value of Siliconix's valuable assets and future growth in profits and earnings, while usurping the same for the benefit of Vishay and its shareholders.

         40. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Siliconix's assets and business and will be prevented from obtaining the real value of their equity investment in Siliconix.



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         41.      There is well-defined community of interest in the questions of law and fact involved affecting the parties to be represented. Questions of fact common to the class include, inter alia, whether the Defendants breached or are breaching or threatening to breach their fiduciary duties by:

                  (a) allowing defendants to use confidential proprietary information belonging to the Company to analyze, prepare and consummate Vishay's plan to take the Company private;

                  (b) attempting to take the company private for less than fair value;

                  (c) failing to encourage or permit competing bids from other bidders operating with the same advantages as Vishay, including, but not limited to the same access to confidential corporate information for the purposed of the analysis and preparation of competing bids;

                  (d) failing to make full disclosure of all material facts to the Company's shareholders regarding the plans for the acquisition transaction; and

                  (e) failing to take other steps to ensure the highest possible price is obtained, without showing favor to the Vishay.

         42. Defendants have utilized confidential proprietary corporate information to analyze and prepare their acquisition plan, which information is not and has not been available to any other potential persons who may be interested in acquiring the Company or its assets. In addition, Defendants have used their insider position and control of the Company to discourage attempts to acquire, merge or take over Siliconix by other business entities willing to pay a higher price or offer more favorable terms to the shareholders.

         43. Having positioned the Company and its stock price in the manner set forth above, defendant Vishay stands to realize millions of dollars of value which actually belong to the


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public shareholders of the Company by acquiring control of the Company at an artificially low price, without a full and fair auction of the Company.

         44. In light of the foregoing, plaintiff demands that the Defendants, as their fiduciary obligations require, immediately:

         - Undertake an independent evaluation of Siliconix's worth as an acquisition candidate.

         - Undertake an independent evaluation of Siliconix's worth as an investment candidate.

         - Retain independent advisors and appoint a truly independent committee so that the interests of Siliconix's minority public stockholders will be protected and the Vishay offer will be considered and negotiated in the interest of Siliconix's public stockholders.

         - If an acquisition transaction is to go forward, require that it be approved by a majority of Siliconix's minority stockholders.

         45. As a result of the defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive the fair value of Siliconix's assets and business, and have been and will be prevented from obtaining a fair price for their minority interest.

         46. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

         47. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Siliconix's assets and business and will be prevented from obtaining the real value of their equity ownership in Siliconix. Unless the proposed acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arms-length negotiations on the acquisition terms, and will not supply to Siliconix's minority


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stockholders sufficient information to enable them to cast informed votes on the proposed acquisition and may consummate the proposed acquisition, all to the irreparable harm of the members of the Class.

         48. Plaintiff and the other members of the Class have no adequate remedy at law.

                               PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

1. Ordering that this action maybe maintained as a class action and certifying plaintiff as the Class representative;

2. declaring that defendants have breached and/or are aiding and abetting breaches of fiduciary and other duties to plaintiff and the other members of the Class;

3. Entering an order requiring defendants to take the steps set forth herein;

4. Preliminary and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with; consummating or closing the proposed transaction;

5. In the event the transaction is consummated, rescinding it and settling it aside;

6. Award compensatory damages against defendants, individually and severally, as the facts may justify, in an amount to be determined at trial, together with pre-judgment interest thereon at the maximum rate allowed law from date of judicial demand until paid;

7. Award costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

8. Granting such other and further relief as the Court may deem just and proper.


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                                   JURY DEMAND

Plaintiff demands a trial by jury.


Dated: February 23, 2001                      Michael D. Braum
                                              Patrice L. Bishop
                                              STULL, STULL & BRODY


                                         By:
                                              ---------------------------------
                                              Patrice L. Bishop
                                              10940 Wilshire Boulevard
                                              Suite 2300
                                              Los Angeles, CA  90024
                                              (310) 209-2468

                                              Jules Brody
                                              STULL, STULL & BRODY
                                              6 East 45th Street
                                              New York, NY  10017
                                              (212) 687-7230

                                              Kevin J. Yourman
                                              WEISS & YOURMAN
                                              10940 Wilshire Boulevard
                                              24th Floor
                                              Los Angeles, CA  90024
                                              (310) 208-2800

                                              Attorneys for Plaintiff



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